SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NICE Actimize Launches “The Reality of Instant Payments” Webinar Series to Address Fraud Risks Faced by Financial Institutions, Dated June 05, 2018.

99.2 NICE Robotic Automation Unveils Innovative AI Based Automation Finder to Lead Enterprises Towards Successful RPA Deployments, Dated June 06, 2018.

99.3 NICE Presents Accolades to EMEA Customers for Cutting Edge Innovation, Dated June 07, 2018.

99.4 NICE Robotic Automation Debuts a Connectivity Breakthrough and AI Enhancements in Latest Version Release, Dated June 11, 2018.

99.5 NICE Satmetrix Releases US Net Promoter Score Benchmarks for 2018, Revealing Customer Loyalty Leaders in 23 Industries, Dated June 12, 2018.

99.6 NICE inContact CXone Ranks First in 2018 Contact Center in the Cloud Report from Ventana Research, Dated June 13, 2018.

99.7 NICE inContact CXone Named Best New Technology Solution by ICMI Global Contact Center Awards, Dated June 14, 2018.

99.8 NICE and IBM Partner to Enable Banks to Adopt Cloud-first Strategy for Retaining Financial Communications Required for Regulatory Compliance, Dated June 18, 2018.

99.9 NICE Actimize Scores Two Wins as Financial Crime and Market Surveillance Products of the Year in 2018 Risk Technology Awards, Dated June 20, 2018.

100.0 NICE Nexidia Recognized as a Leader in AI-Fueled Speech Analytics Solutions Report, Dated June 25, 2018.

100.1 NICE Actimize Innovates Approach to Real-Time P2P Payments with Market Leading Fraud Essentials Cloud Solutions, Dated June 26, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By:	/s/ Tali Mirsky
Name: Tali Mirsky
Title: Corp. VP, General Counsel

Dated: July 9, 2018

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NICE Actimize Launches “The Reality of Instant Payments” Webinar Series to Address Fraud Risks Faced by Financial Institutions, Dated June 05, 2018.

99.2 NICE Robotic Automation Unveils Innovative AI Based Automation Finder to Lead Enterprises Towards Successful RPA Deployments, Dated June 06, 2018.

99.3 NICE Presents Accolades to EMEA Customers for Cutting Edge Innovation, Dated June 07, 2018.

99.4 NICE Robotic Automation Debuts a Connectivity Breakthrough and AI Enhancements in Latest Version Release, Dated June 11, 2018.

99.5 NICE Satmetrix Releases US Net Promoter Score Benchmarks for 2018, Revealing Customer Loyalty Leaders in 23 Industries, Dated June 12, 2018.

99.6 NICE inContact CXone Ranks First in 2018 Contact Center in the Cloud Report from Ventana Research, Dated June 13, 2018.

99.7 NICE inContact CXone Named Best New Technology Solution by ICMI Global Contact Center Awards, Dated June 14, 2018.

99.8 NICE and IBM Partner to Enable Banks to Adopt Cloud-first Strategy for Retaining Financial Communications Required for Regulatory Compliance, Dated June 18, 2018.

99.9 NICE Actimize Scores Two Wins as Financial Crime and Market Surveillance Products of the Year in 2018 Risk Technology Awards, Dated June 20, 2018.

100.0 NICE Nexidia Recognized as a Leader in AI-Fueled Speech Analytics Solutions Report, Dated June 25, 2018.

100.1 NICE Actimize Innovates Approach to Real-Time P2P Payments with Market Leading Fraud Essentials Cloud Solutions, Dated June 26, 2018.